RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

VIA EDGAR

November 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keira Nakada

Re:	RedCloud Holdings plc
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted October 9, 2024
CIK No. 0002027360

Dear Ms. Nakada:

RedCloud Holdings plc (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 22, 2024, regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on October 9, 2024. Changes to such Registration Statement have been incorporated into a Registration Statement, which is being submitted concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Draft Registration Statement on Form F-1

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.	Please address the following as they relate to your data analytic services you began providing in 2024:

	●	Tell us whether you are acquiring the data that is already available to you on your platform or whether the platform sellers are selling data that is not available on your platform;
	●	If you are acquiring data that is already available on your platform, confirm that you did not have the right to use the data on your platform prior to entering into the data analytics agreements;
	●	Tell us the amount you incurred for acquiring the data during the six months ended June 30, 2024;
	●	Tell us if you are charging higher percentage fees for contracts with data analytics services; and
	●	Tell us why you are willing to purchase data to generate revenues for services that are incrementally “insignificant.”

Response: In response to the Staff’s comment, the Company respectfully advises the Staff the following:

■	We are both utilizing data from our platform and acquiring data that is not available on our platform.

■	We have a right to use all data that is available on our platform. In addition, we acquire additional data that is not available on our platform, pursuant to the data analytics agreements.
■	The total amount incurred for acquiring data pursuant to our data analytics agreements during the six-months ended June 30, 2024 was approximately $2.0 million.
■	Currently, we are not charging higher percentage fees for contracts that provide data analytics services.
■	We are willing to purchase data to generate revenues for services that are currently incrementally “insignificant” (i.e. immaterial in the context of the contract) for a number of reasons. We believe the data, which includes information regarding a retailer’s historical sales transactions, creates a more robust trading platform for our retailers and provides the Company with information to build more targeted and efficient marketing campaigns. The Company also converts the data to our online data warehouse. The Company will then take the data contained in the data warehouse and convert it to meaningful data points regarding buyer profiling and purchasing preferences (i.e., the “data analytics” process).

While the Company currently offers a data analytics service to its customers, which is based on the information in the online data warehouse, it is not able to fully monetize the service at this time. The Company believes that as it continues to build out its data warehouse and refine its data augmentation process, which requires the purchase of customer data, the data analytics service will become an important part of the Company’s business model by providing valuable insights and analytics to its distributors and retailers. As such, even though the purchased data is currently generating revenues that are “incrementally insignificant”, the Company believes that the acquisition of the data (i) creates a more robust trading platform, (ii) allows the Company to be more efficient with its marketing campaigns and (iii) is an integral component of the Company’s future success (i.e., through our data analytics service).

Based on the information provided above, the Company concluded that the data analytics service is not a separate performance obligation that is being transferred to our customers. Specifically, in accordance with the guidance in ASC 606-10-25-16A, the Company determined that the data analytics service is immaterial in the context of the contract at this time and therefore does not need to be assessed to determine whether it represents a separate performance obligation. In making this determination, the Company utilized the interpretive guidance provided in paragraph BC12 of ASU 2016-10, which, in elucidating the concept of materiality outlined in ASC 606-10-25-16A, states that “an entity should consider the relative significance or importance of a particular promised good or service in the contract to the arrangement with the customer as a whole”. As the BC (“basis for conclusions”) paragraph pertains to the Company’s facts and circumstances, we concluded that the data analytics service is currently not significant to our customers when considered within the context of the contract as a whole. That is, our customers currently provide us with consideration primarily for the service of connecting them with potential retailers. With that said, the Company fully believes that as we continue to build out our data warehouse (through the purchase of additional data) and refine the data augmentation process, the data analytics service will become a significant component of our contracts and a value-added service to our customers. To that extent, the Company plans to reassess our contracts with customers on an ongoing basis to determine whether new performance obligations exist.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Justin Grossman, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

cc:	Justin Grossman, Esq.